SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Monthly Investor Update: Capacity, Cash Consumption and Liquidity

GOL maintains a minimum of 12 months cash-on-hand to see it through the crisis;

Capacity increased to 120 flights a day to meet growth in passenger demand;

Company is well-positioned to increase its position in the domestic market.

São Paulo, July 9, 2020 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), (“GOL” or “Company”), Brazil’s biggest domestic airline, today provides its Investor Update for the month of June and the second quarter of 2020. All information is presented in Brazilian Reais (R$). The information below is preliminary and unaudited.

Since the last monthly update on June 9, 2020, GOL maintained its liquidity position at over 12 months of cash reserves, as a minimum. The Company increased its capacity to 120 flights a day in June to service a gradual recovery in demand for air travel. In the quarter, GOL’s consolidated gross sales were R$658 million and average load factor was 77%.

“As passenger demand resumes, our flexible low-cost business model enables us to quickly reopen routes where needed,” said Paulo Kakinoff, CEO. “We are confident that we are in a strong position as Brazil’s biggest domestic airline to meet this demand and, as a result, that we can increase our market share in the recovery.”

In July, Management will continue to assess levels of passenger demand generated in Brazil’s principal business and leisure markets, and the Company will maintain a sensible, measured and flexible approach to increasing capacity. Due to the support GOL expects to continue to receive from its stakeholders, it projects to maintain its cash flow equilibrium during the ramp-up period.

Kakinoff concluded: “We are committed to making flying as safe and comfortable as possible under the current circumstances. As air travel resumes, passengers will want to fly with the airlines that they trust the most on Service and Safety. We’ve always prided ourselves on those two factors at GOL during our almost twenty years of operations. We believe our track record on Customer service is going to count when Brazilians choose who to fly with in the coming months.”

Winning Trust as Travel Resumes

In 1Q20, the Company obtained the best rating on the Consumidor.gov.br portal, leading in the Solution Index, the Satisfaction Index and the Average Response Time. GOL maintained its leadership in these metrics during 2Q20.

In response to the pandemic, GOL reinforced all of its procedures to ensure the Health and Safety of its Customers and Employees, with increased attention to the cleaning of aircraft, including the use of a hospital-grade disinfectant for the service galleries and all areas of intense use in the cabin and the cockpit. GOL’s aircraft have HEPA air filters, which eliminates 99.7% of particles such as bacteria, viruses and other impurities on board, allowing the circulation of purer air.

Prior to the crisis, approximately 70% of GOL’s enplanements already took place without human interaction, as the Company made significant investments in technology in recent years. GOL’s flight app enables Customers to buy tickets, check in, check baggage and board, including through the use of facial recognition. In July, GOL launched new service via WhatsApp where Customers can check-in, obtain information and manage their flights. Since the crisis, 95% of the Company’s enplanements are now contactless.

The Company also equipped its Employees with gloves and masks, in addition to making alcohol-based gel available to the crew and Customers on the aircraft. The use of masks on board was mandatory as of May 10, which was met with great acceptance by its Customers.

1	GOL Linhas Aéreas Inteligentes S.A.

Monthly Investor Update: Capacity, Cash Consumption and Liquidity

Maintaining a Conservative Cash Forecast

The Company continued to make the necessary cost reductions and shore up liquidity to fund the ramp-up of operations.

Adding to the announced initiatives to secure jobs for its 16,000 Employees, GOL structured an agreement involving 8,600 ground Employees (in addition to the 5,000 flight crew Employees that have already adhered to a similar agreement). These measures will allow the Company to match personnel costs to the ramp-up of its network. For 3Q20, GOL expects to maintain personnel costs at 40% to 50% of pre-pandemic levels.

The matching of capacity to demand has been a differential of the Company’s fleet management. With improving visibility into the recovery, GOL’s current capacity planning scenario assumes +300% in 3Q20 over 2Q20 and +120% in 4Q20 over 3Q20, and it has significant flexibility to respond to prevailing demand trends.

On these conservative assumptions, the Company estimates that it has over 12 months of cash-on-hand as a minimum, assuming that all financial expenses and debts are paid in full. On the basis of GOL’s current liquidity levels, as well as its flexible fleet management model, which enables it to offer the lowest cost structure among its peers, and its consolidated network in Brazil, the Company believes it has a strong advantage in a recovery relative to its direct competitors.

Increasing GOL’s Flight Capacity to Meet Demand

GOL ended the month of June with a total fleet of 130 B737s. With 27 aircraft operating in its network in June, flight operations were 13% or last year’s month, ramping up to 17% at the end of the month with the planned re-opening of five bases and an increase in flights between São Paulo and Rio de Janeiro. During the month, GOL ramped up to 120 daily flights, increasing frequencies in its hubs in Guarulhos, Galeão and Brasília.

With an increase to approximately 250 flights per day, July operations are expected to be around 25% of July 2019 schedule. GOL will be operating 36 aircraft in the network and plans to re-open 14 bases, including six regional destinations served by its partner Voepass.

In the first half of 2020, GOL reduced its fleet by 11 Boeing 737-800 leased aircraft, and plans to return an additional seven aircraft in 2H20. The Company can reduce its fleet by up to another 30 aircraft in 2021-2022, with the flexibility to return a higher number if demand is lower. Additionally, GOL reduced its 2020-2022 Boeing 737 MAX deliveries by 47 and capex to a total of R$280 million for July to December, with plans to fully finance all aircraft capex and engine overhauls remaining in 2020.

Among differences to its competitors, GOL does not have aircraft financed in the capital markets, EETCs or finance leases. Its fleet is 100% operating leases, and the Company is receiving support from its partners in the form of deferrals and discounts. GOL has been approached by certain lessors to modify lease arrangements to allow for variable power by the hour payments on some aircraft, and it will evaluate all potential alternatives to ensure and maintain its world-class fleet, important lessor relationships and leadership as a low-cost airline.

Cash Consumption

GOL had a net cash burn of R$2 million/day in June, which includes sales and receipts of approximately R$10 million/day. June recorded a 60% growth in the search for airline tickets. As a result of this greater interest, the Company recorded an increase in ticket sales, in all its channels, of 108% when compared to May. With the addition of flights during the month, the revenue from passengers transported increased 150% over May.

2	GOL Linhas Aéreas Inteligentes S.A.

Monthly Investor Update: Capacity, Cash Consumption and Liquidity

For the remainder of 2020 (July-December), assuming revenues from the above-mentioned scenario, no ATL refunds, the results of negotiations with Employees, lessors and suppliers, and that financial expenses are paid in full, the Company estimates a net cash burn of R$4 million/day. Including the full payment of debts not related to aircraft (including the Term Loan), the Company estimates a net cash burn of R$10 million/day.

Preserving the Company’s Balance Sheet Liquidity

As of June 30, GOL had approximately R$3.3 billion in total liquidity, which implies over 12 months of cash on hand as a minimum, excluding refunds and restricted cash. In June, the Company used approximately US$25 million to settle fuel hedge operations. Including the financeable amounts of deposits and unencumbered assets, GOL’s potential liquidity sources total approximately R$7 billion.

GOL had approximately US$55 million invested in a portfolio of 17 million barrels of oil for the period from July 2020 to December 2022. Approximately 70% of the Company's portfolio is out of the money (US$55 average cap price) with premiums paid for in prior quarters. The remaining 30% of the portfolio is in zero cost collars with put options in Brent and Heating Oil, immunized at an average price of US$26, fully marked to market and fully invested in deposits with top-tier counterparties.

GOL’s performance during this pandemic is an affirmation of the work done on liquidity and the balance sheet for the last four years. The Company has continued to work on several initiatives with Employees, lessors, banks, suppliers, and the Brazilian Government.

Key Metrics – June 2020 (preliminary and unaudited)

Liquidity	June/2020	∆ May/2020
Total liquidity Cash on hand (ex-refunds/restricted cash) Deposits Unencumbered assets Net debt*/LTM EBITDA	R$3.3 billion 12 months R$2.5 billion R$1.7 billion 4.1x	-9% - - - +0.2x
Net Cash Burn	June/2020	∆ May/2020
Cash operating costs Other cash costs Total cash outflows Cash inflows Net cash burn	R$(9) MM/day R$(3) MM/day R$(12) MM/day R$10 MM/day R$(2) MM/day	+9% +17% +15% +17% -5%
Fleet	June/2020	∆ May/2020
Total (average) Grounded aircraft (average) Operating aircraft (average) Flights per day (average) Network destinations	130 103 27 86 (13% of 2019) 37 (14% of 2019)	- -14 +14 +89% +19%
Operating Results	June/2020	∆ May/2020
Seats (000) ASK (million) Load factor Consolidated gross sales (R$MM) Consolidated gross revenue (R$MM)	412 458 78% 312 180	+85% +74% +3p.p. +63% +50%

(*) Excluding Exchangeable and Perpetual Notes.

3	GOL Linhas Aéreas Inteligentes S.A.

Monthly Investor Update: Capacity, Cash Consumption and Liquidity

2Q20 Commentary

•     GOL expects a Loss Per Share (EPS) and a Loss Per American Depositary Share (EPADS) for 2Q20 of approximately R$3.20[1] and US$1.10[1], respectively.

•     EBITDA[2] margin for the second quarter excluding non-operating and non-recurring expenses is expected to be 23% to 25%, a decrease in relation to the quarter ended in June 2019 (26%2).

•     Passenger unit revenue (PRASK) for the second quarter is expected to be down approximately 5% year-over-year. GOL expects unit revenue (RASK) to be up 30% over 2Q19, mainly due to the increased participation of cargo revenues.

•     Non-fuel unit costs (CASK ex-fuel) for 2Q20 excluding non-operating and non-recurring expenses are expected to increase approximately 85%[4] compared to 2Q19 reported CASK ex-fuel, primarily due to a 92% reduction in ASKs and the 37% depreciation of the Brazilian Real versus the US dollar. Fuel unit costs (CASK fuel) are expected to decrease by approximately 30% year-over-year, positively impacted by a 38% decrease in the average fuel price.

•     GOL’s financial leverage, as measured by the Net Debt3/LTM EBITDA ratio, was approximately 4.1x at the end of the June 2020 quarter. The Company amortized approximately R$656 million of debt in the quarter, and total liquidity was R$3.3 billion, comprised of R$2.7 billion in cash and investments and R$0.5 billion in receivables. Including the financeable amounts of deposits and unencumbered assets, GOL’s liquidity sources total approximately R$7 billion.

Preliminary and Unaudited Projections

EBITDA Margin[2]

EBIT Margin[4]

Other Revenue (cargo, loyalty, other)

Average fuel price per liter

Average exchange rate

Passenger unit revenue (PRASK)

Operating CASK Ex-fuel[2]

Total Demand – RPK

Total Capacity – ASK

Total Capacity – Seats

2Q20 23% - 25% 3% - 5% 35% of revenues R$1.83 - R$1.89 R$5.35 2Q20 vs. 2Q19 Down ~5% Up ~85% Down ~92% Down ~92% Down ~92%

1.  Excluding gains and losses on currency and Exchangeable Senior Notes.

2.  Excluding non-operating expenses and depreciation of approximately R$960 million in 2Q20 and non-recurring expenses of approximately R$80 million in 2Q19.

3.  Excluding Perpetual Notes and Exchangeable Senior Notes.

4.  Excluding non-operating expenses of approximately R$880 million in 2Q20 and non-recurring expenses of approximately R$80 million in 2Q19.

4	GOL Linhas Aéreas Inteligentes S.A.

Monthly Investor Update: Capacity, Cash Consumption and Liquidity

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

Media Relations

Becky Nye, Montieth & Company
bnye@montiethco.com

+1 646 864 3517

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 16,000 highly skilled aviation professionals and operates a fleet of 131 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 19-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

The information contained in this press release has not been subject to any independent audit or review and contains “forward-looking” statements, estimates and projections that relate to future events, which are, by their nature, subject to significant risks and uncertainties. All statements other than statements of historical fact contained in this press release including, without limitation, those regarding GOL’s future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which GOL operates or is seeking to operate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “will”, “may”, “project”, “estimate”, “anticipate”, “predict”, “seek”, “should” or similar words or expressions, are forward-looking statements. The future events referred to in these forward-looking statements involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL’s control, that may cause actual results, performance or events to differ materially from those expressed or implied in these statements. These forward-looking statements are based on numerous assumptions regarding GOL’s present and future business strategies and the environment in which GOL will operate in the future and are not a guarantee of future performance. Such forward-looking statements speak only as at the date on which they are made. None of GOL or any of its affiliates, officers, directors, employees and agents undertakes any duty or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law. None of GOL or any of its affiliates, officers, directors, employees, professional advisors and agents make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario. Although GOL believes that the estimates and projections in these forward-looking statements are reasonable, they may prove materially incorrect and actual results may materially differ. As a result, you should not rely on these forward-looking statements.

Non-GAAP Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures which are not recognized under IFRS or U.S. GAAP, including “Net Debt”, “Adjusted Net Debt”, ”total liquidity” and "EBITDA". The Company’s management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

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5	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 9, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.